November 17, 2022

Thomas Jones

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Ondas Holdings Inc.

Amendment No. 1 to Registration Statement on Form S-4

Filed November 3, 2022

File No. 333-267565

Dear Mr. Jones:

On behalf of Ondas Holdings Inc. (the “Company” or “Ondas”), we hereby respond to the Staff’s comment letter, dated November 9, 2022, regarding the above referenced, Amendment No. 1 to Registration Statement on Form S-4, filed November 3, 2022, File No. 333-267565.

For the Staff’s convenience, we have recited the Staff’s comment in boldface type and provided our response to the comment immediately thereafter.

Amendment No. 1 to Registration Statement on Form S-4 filed November 3, 2022 U.S. Federal Income Tax Consequences of the Merger, page 11

1.	We note your response to prior comment 1. It is permissible for counsel to opine that the tax consequences "should" occur or are "more likely than not" provided the disclosure explains the reasons for and risks related to the uncertainty. Please revise to explain those reasons and risks in detail.

Response: Akerman LLP has revised its opinion to indicate that based upon and subject to certain assumptions set forth in the opinion, Akerman LLP is of the opinion that, under currently applicable United States federal income tax law, the merger qualifies as a “reorganization” under Section 368(a) of the Internal Revenue Code.

2.	Please revise your disclosure on page 63 to identify counsel and state, if true, that the disclosure represents their opinion. Also revise to remove the disclosure that the merger is "intended" to qualify for the stated tax treatment.

Response: In response to the Staff's comment, the Company has revised the disclosure on pages 11, 20, and 64 of Amendment No. 2 to Form S-4.

Background of the Merger, page 55

3.	We note your response to prior comment 3. Your disclosure continues to state that B. Riley served as financial advisor, but your revisions indicate they merely held status calls and established a data room. Please revise to explain what services B. Riley provided as financial advisor.

Response: In response to the Staff's comment, the Company has revised the disclosure on pages 55-59 of Amendment No. 2 to Form S-4.

* * * * *

We believe the responses provided above fully address the Staff’s comments. If you have any questions, please call the undersigned at 305.982.5531.

Sincerely,

AKERMAN LLP

/s/ Christina C. Russo

For the Firm

cc:	Geoff Kruczek
U.S. Securities and Exchange Commission

Ondas Holdings Inc.
Eric Brock, Chief Executive Officer